UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TESSCO Technologies, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Eric R. Smith

Venable LLP

750 East Pratt Street, Suite 900, Baltimore, MD 21202 (410)244-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107	13D	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS Robert B. Barnhill, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,495,637
	8	SHARED VOTING POWER 124,750
	9	SOLE DISPOSITIVE POWER 1,495,637
	10	SHARED DISPOSITIVE POWER 124,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 5 to Schedule 13D amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, Amendment No. 2 filed on February 24, 2012, Amendment No. 3 filed on August 26, 2016 and Amendment No. 4 filed on March 20, 2020 (as amended, the “Schedule 13D”) by Mr. Robert B. Barnhill, Jr. (the “Reporting Person”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Reporting Person, who is the Founder, Chairman of the Board of Directors (the “Board”) and the largest shareholder of the Issuer, has determined to withhold his support from four directors at the Issuer’s 2020 annual meeting of shareholders, scheduled for July 24, 2020 (the “2020 Annual Meeting”). The Reporting Person is taking this action because he believes that a reconstituted Board is necessary to remedy the issues causing the significant decline of the financial performance of the Issuer since the Reporting Person’s resignation as Chief Executive Officer in 2015. Over the past five years, the Issuer’s stock price has decreased by 79% (70% in the last year alone), revenue has decreased, and liabilities and debt have increased significantly. The Reporting Person has determined that the Board needs to be reconstituted to properly lead the Issuer into the future and to protect the Reporting Person’s investment in the Issuer. As a result, he plans to withhold support from the following directors at the 2020 Annual Meeting: Jay G. Baitler, John D. Beletic, Paul J. Gaffney and Dennis J. Shaughnessy. The Reporting Person is not soliciting proxies or recommending how any other shareholder should vote at the 2020 Annual Meeting.

The Reporting Person intends to engage in discussions with members of the Board, the Issuer’s management, the Issuer’s other stockholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy, capitalization and or board composition.  These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The information set forth in rows 7 through 13 of the cover page to this Amendment No. 5 to Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 8,641,700 outstanding Shares as of May 29, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed on June 5, 2020.

(a)           The Reporting Person is the beneficial owner of 1,620,387 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager, 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s children of which the Reporting Person is one of two trustees. A portion of the 1,277,387 Shares held by the Reporting Person have been transferred to a revocable trust created by the Reporting Person for estate planning purposes and of which the Reporting Person is the sole trustee.

(b)           (i)  The Reporting Person has sole power to vote 1,495,637 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager.

(ii)  The Reporting Person shares power to vote 124,750 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s children of which the Reporting Person is one of two trustees.

(iii)  The Reporting Person has sole power to dispose of 1,495,637 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager.

(iv)  The Reporting Person shares power to dispose of 124,750 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s children of which the Reporting Person is one of two trustees.

(v)            Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, this Report shall not be deemed as an admission by the Reporting Person of beneficial ownership of the 26,500 Shares owned by the charitable foundation.

(c)            Not applicable.

(d)            The charitable foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (the “Economic Rights”), the 26,500 Shares held by the charitable foundation. The Reporting Person’s spouse, in addition to the Reporting Person, has Economic Rights with respect to the 67,500 Shares held directly by the Reporting Person’s spouse. The Reporting Person’s children have Economic Rights with respect to the 218,250 Shares owned by the two limited liability companies and the 30,750 Shares owned by the trust.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

From time to time, the Issuer has granted to the Reporting Person restricted stock units (RSUs), pursuant to the Issuer’s Amended and Restated 1994 Stock and Incentive Plan. An aggregate of 7,500 Shares are currently subject to issuance to the Reporting Person pursuant to RSUs, which will vest in increments over the next four years, provided that the Reporting Person remains associated with the Issuer at the time the Shares are due to vest.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 22, 2020

/s/ Robert B. Barnhill, Jr.
Robert B. Barnhill, Jr.